Exhibit 99.1



Alliance One International, Inc.   Tel: 919 379 4300
8001 Aerial Center Parkway   Fax: 919 379 4346
Post Office Box 2009   www.aointl.com
Morrisville, NC 27560-2009
USA

NEWS RELEASE   Contact: Joel L. Thomas
                                                                  (919) 379-4300

November 5, 2008

Alliance One International Reports Continued Improvement in Second Quarter and Six Month Financial Results

Morrisville, NC – November 5, 2008 – Alliance One International, Inc. (NYSE: AOI) today announced results for the quarter and six months ended September 30, 2008.

Second Quarter Results

For the second fiscal quarter ended September 30, 2008, the Company reported net income of $20.4 million, or $0.23 per basic share, compared to net income of $11.5 million, or $0.13 per basic share, for the same quarter of the prior fiscal year. For the six months ended September 30, 2008, the Company reported net income of $35.7 million, or $0.40 per basic share, compared to net income of $17.4 million or $0.20 per basic share for the same period of the prior fiscal year.

Robert E. Harrison, Chief Executive Officer, remarked "I am encouraged that the second quarter of this fiscal year continues to reflect the sound underlying fundamentals of our business and industry. World tobacco stocks have continued to remain at low levels while demand has generally remained strong. We have been working actively with our broad customer base to ensure both their security of supply and the continued delivery of the highest possible quality products they require. Our results further demonstrate that despite an increasingly challenging operating environment, which includes the recent global capital market turmoil, our business and industry remain sound. We believe our sources of global liquidity give us the operating flexibility we need given the current market uncertainties.

"At the same time we are beginning to see some strengthening in the US dollar versus some of the currencies in which we do business, including the Brazilian Real. Should this trend continue it will help mitigate future costs. Additionally, as a result of the increasing green prices for tobacco occurring this year, we expect to see a gradual easing of the current tight supply situation going forward. Our current quarter profitability was negatively impacted by mark to market adjustments related to certain foreign currency hedge positions we held in order to cover certain anticipated forward related costs. For the six months and despite the impact of recent global foreign currency volatility, Revenue, Gross Profit, Operating Income and Net Income were all improved. These improvements in our results speak well to our underlying performance and prospects for the remainder of this fiscal year.

Mr. Harrison concluded, "Customer focused programs and quality agronomic initiatives are helping to differentiate AOI while we simultaneously continue to work closely with our global supply sources to also ensure their long term sustainability. We continue to identify cost savings and efficiency improvement opportunities that should also contribute to long term results. Our plan is solid and should deliver enhanced shareholder value."

Performance Summary for the Second Fiscal Quarter Ended September 30, 2008

The following is a brief overview of our financial results for the quarter ended September 30, 2008. Additional information on our results may be found in our Quarterly Report on Form 10-Q filed on November 5, 2008.

Sales and other operating revenues. Supply and demand dynamics for the quarter continued to reflect the trends foreseen at the beginning of the year, as average sales prices increased 21.8% from the prior year due to tighter industry wide stocks. As anticipated, higher prices paid were partially offset by a 16.9% decrease in kilos sold due to shipment delays related to an inability to procure needed containers in some countries, differences in the timing of purchasing and packing schedules and reduced crop sizes. Sales for the quarter increased 1.8% from $586.6 million in 2007 to $597.1 million in 2008, despite lower volumes shipped which should be partially recovered later this year. Customer orders are tracking nicely and the outlook for the year is in line with expectations.

> South America Region. Tobacco sales from the South America Region operating segment decreased $28.1 million, resulting from a decrease in volumes sold that was substantially offset by $1.18 increase in average sales price per kilo. Due to a shortage of containers and timing of purchases and packing schedules, volume decreases should partially be recovered in the next quarter as a result of shipment timing between the second and third quarters in 2008 compared to 2007.

> Other Regions. Tobacco sales from the Other Regions operating segment improved $36.7 million primarily as a result of a $0.38 increase in average sales price per kilo. Increased Asian and African sales prices were partially offset by decreased average sales prices in Europe driven by product mix change. Average sales prices decreased slightly in the United States, while increased processing volumes in Europe and in Asia improved processing and other revenues $1.9 million to $7.8 million in 2008.

Gross profit as a percentage of sales. Gross profit decreased 4.1% from $83.8 million in 2007 to $80.4 million in 2008 and gross profit as a percentage of sales decreased from 14.3% in 2007 to 13.5% in 2008. Both were negatively impacted by foreign currency hedging activities following significant market volatility, which outweighed underlying operating performance.

> South America Region. South America Region operating segment gross profit decreased $23.1 million, driven by derivative financial instrument losses and reduced volumes, which were substantially offset by increased average sales prices. We enter into forward currency contracts to hedge Brazilian Real based green tobacco and processing costs. Due to Real volatility during the quarter, we recorded an $18.1 million derivative financial instruments loss compared to the prior year. While volumes decreased, increased sales prices limited the impact on gross profit to a net $5.0 million decrease.

Other Regions. Gross profit increased $19.7 million and is primarily attributable to the Africa and Asia regions. African gross profit increased as a result of improved sales prices combined with lower costs, due to additional throughput driven by increased third party processing. Asian gross profit increased as a result of delayed shipments from the first quarter.

Selling, administrative and general expenses increased 9.6% from $36.5 million in 2007 to $40.0 million in 2008. The increase is mainly driven by higher compensation and severance costs partially offset by customer bad debt expense recorded in 2007.

Other income (expense) decreased from income of $2.2 million in 2007 to an expense of $0.8 million in 2008, resulting from $3.0 million in fixed assets sales gains in 2007 that did not occur in 2008.

Restructuring and asset impairment charges decreased from a $9.3 million charge in 2007 to a slight recovery in 2008. The reduction from 2007 was driven by CdF divesture costs and further merger integration execution costs that did not occur in 2008.

Debt retirement expense of $1.0 million in 2008 and $1.3 million in 2007 relates to accelerated amortization of debt issuance costs as a result of debt prepayment during the quarter.

Interest expense increased $1.2 from 2007 to $26.4 million in 2008 significantly driven by higher average borrowings partially offset by lower average rates during the quarter.

Interest income decreased from $2.1 million in 2007 to $0.7 million in 2008 primarily due to lower average cash balances and lower average interest rates.

Effective tax rates were a benefit of 49.2% in 2008 and an expense of 32.0% in 2007. We forecast the tax rate for the year ended March 31, 2009 will be a benefit of 17.0% after absorption of discrete items.

Income from discontinued operations. Discontinued operations resulted in no income or loss in 2008 compared to income of $0.4 million in 2007. The income in 2007 is primarily a result of our exit from the discontinued operations in Italy, Mozambique and wool operations.

Liquidity and Capital Resources

As of September 30, 2008, available credit lines and cash decreased 7.4% over the fiscal year ended March 31, 2008 to $645.6 million comprised of $83.9 million in cash, $531.5 million of credit lines and $30.2 million for letters of credit.

Additionally, from time to time in the future, we may elect to redeem, repay, make open market purchases, retire or cancel indebtedness prior to stated maturity under our various global bank facilities or outstanding public notes, as they may permit.

2009 Fiscal Year, Second Quarter Financial Results Investor Call

The Company will hold a conference call to report financial results for its second fiscal quarter ended September 30, 2008, on Thursday, November 6, 2008 at 8:00 A.M. ET. Those seeking to listen to the call may access a live broadcast on the Alliance One website. Please visit www.aointl.com fifteen minutes in advance to register.

For those who are unable to listen to the live event, a replay will be available by telephone from 11:00 A.M. ET Thursday, November 6 through 11:00 A.M. ET Tuesday, November 11. To access the replay, dial (888) 203-1112 within the U.S., or (719) 457-0820 outside the U.S., and enter access code 5754059. Any replay, rebroadcast, transcript or other reproduction of this conference call, other than the replay accessible by calling the number above, has not been authorized by Alliance One and is strictly prohibited. Investors should be aware that any unauthorized reproduction of this conference call may not be an accurate reflection of its contents.

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Alliance One International, Inc.
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Condensed Statement of Consolidated Operations	Three Months September 30		Six Months September 30	
(Unaudited - 000's Except Per Share Data)	**2008**	**2007**	**2008**	**2007**
Sales and other operating revenues	$597,092	$586,612	$1,056,257	$1,048,320
Cost of goods and services sold	516,647	502,789	899,149	892,675
Gross Profit	80,445	83,823	157,108	155,645
Selling, administrative and general expenses	40,016	36,514	78,249	76,003
Other income (expense)	(825)	2,231	1,449	4,167
Restructuring and asset impairment charges (recovery)	(44)	9,277	452	9,701
Operating income	39,648	40,263	79,856	74,108
Debt retirement expense	954	1,257	954	3,187
Interest expense	26,385	25,155	50,814	50,048
Interest income	705	2,101	1,642	4,273
Income tax expense (benefit)	(6,408)	5,097	(4,615)	8,401
Equity in net income of investee companies	1,099	294	1,099	294
Minority interests expense	119	47	245	6
Income from continuing operations	20,402	11,102	35,199	17,033
Income (loss) from discontinued operations, net of tax	(45)	356	463	404
Net Income	$ 20,357	$ 11,458	$ 35,662	$ 17,437
Basic Earnings Per Share:				
Income from continuing operations	$0.23	$0.12	$0.39	$0.20
Income (loss) from discontinued operations	-	0.01	0.01	-
Net income	$0.23	$0.13	$0.40	$0.20
Diluted Earnings Per Share:				
Income from continuing operations	$0.23	$0.13	$0.39	$0.18
Income (loss) from discontinued operations	-	-	0.01	0.01
Net income	$0.23	$0.13	$0.40	$0.19
Average number of shares outstanding:				
Basic	88,303	88,103	88,255	87,988
Diluted	89,076	89,654	89,175	89,744